AW



16012781

SECUR ION

SEC Mail Processing Section

MAR 01 2016

Washington DC
413

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65809 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VARIANT TRADING INSTITUTIONAL GROUP, INC.**
(File as confidential information)

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 NORTHEAST MIZNER BOULEVARD STE 730
(No. and Street)

| BOCA RATON | FL | 33432 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFERY L WEINER (561) 862-5534
(Arc Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PATRICK D. HEYN, CPA, P.A.
*(Name – if individual, state last, first, middle name)*

| 1A ATRIUM CIRCLE | ATLANTIS | FL | 33462 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Jeffrey L Weiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Variant Trading Institutional Group, Inc, as of December 31, 2015, are true and correct I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows



Signature

President

Title



CHRISTOPHER NALLEY
Notary Public - State of Florida
Commission # FF 898034
My Comm. Expires Oct 3, 2019
Bonded through National Notary Assn.




Notary Public

This report** contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (loss)
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An Oath or Affirmation
- ☑ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see Section 240 17a-5(e)(3)*

VARIANT TRADING INSTITUTIONAL GROUP, INC.

## TABLE OF CONTENTS



PATRICK D. HEYN, CPA, P.A.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Variant Trading International Group, Inc.

I have audited the accompanying financial statements of Variant Trading International Group, Inc., which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Variant Trading Institutional Group, Inc.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Variant Trading International Group, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Variant International Trading Group, Inc.'s financial statements. The supplemental information is the responsibility of Variant Trading International Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Patrick D

Atlantis, Florida
February 26, 2016



1A Atrium Circle • Atlantis, Florida 33462 • 561.289.6416 • Fax 561.649.8181 • www.pdheyncpa.com

VARIANT TRADING INSTITUTIONAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

## ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ | 156,096 |
| Cash on deposit with clearing organization | | 150,007 |
| Receivable from clearing organization | | 120,034 |
| Prepaid expenses and other current assets | | 14,669 |
| TOTAL CURRENT ASSETS | | 440,806 |
| FURNITURE AND OFFICE EQUIPMENT, net | | 11,926 |
| DEFERRED TAX ASSET | | 44,116 |
| OTHER ASSETS | | 17,000 |
| TOTAL | $ | 513,848 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable and accrued expenses | $ | 86,914 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, $0.0001 par value; 1,000 shares authorized, issued, and outstanding | | - |
| Additional paid in capital | | 1,642,075 |
| Deficit | | (1,215,141) |
| TOTAL STOCKHOLDER'S EQUITY | | 426,934 |
| TOTAL | $ | 513,848 |

The accompanying notes should be read with these financial statements.

# VARIANT TRADING INSTITUTIONAL GROUP, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2015

| | |
|---|---|
| REVENUES: | |
| Commissions | $ 1,245,227 |
| Research sales | 72,500 |
| Interest | 52 |
| TOTAL REVENUES | 1,317,779 |
| EXPENSES: | |
| Compensation, commissions, and benefits | 859,586 |
| Quotations and research | 111,600 |
| Telephone | 101,289 |
| Exchange fees | 83,756 |
| Occupancy | 69,482 |
| General and administrative | 66,233 |
| Floor brokerage and other clearance fees | 64,771 |
| Professional services | 50,722 |
| Depreciation | 17,894 |
| Licenses and registration | 15,569 |
| Insurance | 4,703 |
| TOTAL EXPENSES | 1,445,605 |
| LOSS BEFORE INCOME TAXES | (127,826) |
| INCOME TAX BENEFIT | 56,053 |
| NET LOSS | $ (71,773) |

The accompanying notes should be read with these financial statements.

VARIANT TRADING INSTITUTIONAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

| | Common Stock | Additional Paid-In Capital | Deficit | Total |
|---|---|---|---|---|
| BALANCES, January 1, 2015 | $ - | $ 1,650,045 | $ (1,143,368) | $ 506,677 |
| Dividend Paid | - | (7,970) | - | (7,970) |
| Net income for the year ended December 31, 2015 | - | - | (71,773) | (71,773) |
| BALANCES, December 31, 2015 | $ - | $ 1,642,075 | $ (1,215,141) | $ 426,934 |

The accompanying notes should be read with these financial statements.

VARIANT TRADING INSTITUTIONAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (71,773) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Depreciation | | 17,894 |
| Changes in certain assets and liabilities: | | |
| Cash on deposit with clearing organization | | (49,924) |
| Receivable from clearing organization | | (96,934) |
| Prepaid expenses and other current assets | | 4,496 |
| Accounts payable and accrued expenses | | (1,077) |
| Deferred tax asset | | (44,116) |
| NET CASH USED IN OPERATING ACTIVITIES | | (241,434) |
| CASH FLOWS FROM INVESTING ACTIVITY: | | |
| Acquisition of furniture and office equipment | | (7,524) |
| CASH FLOWS FROM FINANCING ACTIVITY: | | |
| Cash distributions to stockholders | | (7,970) |
| DECREASE IN CASH AND CASH EQUIVALENTS | | (256,928) |
| CASH AND CASH EQUIVALENTS, Beginning of year | | 413,024 |
| CASH AND CASH EQUIVALENTS, End of year | $ | 156,096 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
| Cash paid for income taxes | $ | - |
| Cash paid for interest expense | $ | - |

The accompanying notes should be read with these financial statements.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Basis of Presentation

Variant Trading Institutional Group, Inc. (the "Company") was incorporated in the State of Florida on December 23, 2002 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges, the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Variant Holding Corporation ("Holdings").

The Company is engaged in a single line of business as a securities broker-dealer and manages its customer accounts through J.P. Morgan Clearing Corp. ("JP Morgan") through October 18, 2015 and then Hilltop Securities, Inc. ("Hilltop"), both on a fully disclosed basis. JP Morgan and Hilltop provide services, handles the Company's customers' funds, hold securities, and remit monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents (excluding cash on deposit with clearing organizations) include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

### Cash on Deposit with Clearing Organizations

Cash on deposit with clearing organizations represents cash deposits that are legally restricted or held by third parties on the Company's behalf.

### Receivable From Clearing Organization

Receivable from clearing organization represents amounts owed to the Company from the clearing broker for commissions earned by the Company. Management of the Company has determined that an allowance for doubtful accounts is not necessary as the receivable from the clearing organization is typically collected subsequent to month end.

### Furniture and Office Equipment

Furniture and equipment is recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

### Fair Value of Financial Instruments

Cash, receivable from clearing organization, prepaid expenses, and accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Commissions and Clearing Expenses

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Statement of Comprehensive Income

A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as the net income for the period presented herein.

### Income Taxes

The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company is no longer subject to examinations for years prior to 2012. There are no open Federal or State tax years under audit.

### Management Review of Subsequent Events

The Company has evaluated subsequent events through February 26, 2016, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2015 requiring disclosure.

## NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $328,857, which was $228,857 in excess of its required net capital of $100,000. The Company had a ratio of aggregate indebtedness to net capital of .26 to 1, based on aggregate indebtedness of $86,914 as of December 31, 2015.

## NOTE 3. FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment consists of the following as of December 31, 2015:

| | |
|---|---|
| Computer and other office equipment | $ 58,440 |
| Computer software | 3,804 |
| Furniture and fixtures | 2,653 |
| | 64,897 |
| Less: Accumulated depreciation | 52,971 |
| Furniture and office equipment, net | $ 11,926 |

## NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of December 31, 2014:

| | |
|---|---|
| Accounts payable | $ 14,835 |
| Accrued expenses | 13,746 |
| Commissions payable | 58,333 |
| Accounts payable and accrued expenses | $ 86,914 |

## NOTE 5. INCOME TAXES

A summary of income taxes for the year ended December 31, 2015 is as follows:

| | |
|---|---|
| Currently payable | $ - |
| Deferred tax benefit | 56,053 |
| Income tax benefit | $ 56,053 |

During 2015, the Company has incurred a tax net operating loss of approximately $105,000. This net operating loss will expire in 2030 if not utilized on future taxable income. The Company has recorded a deferred tax asset in the current year based on the expected utilization of this net operating loss to offset future taxable income. The Company also has a deferred tax asset relating to the book/tax variance of the net carrying amount of the Company's furniture and office equipment.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences and/or carryforward losses become deductible, and the ability of the Company to claim the net operating losses in accordance with applicable tax laws. The Company has determined that is more likely than not that the net operating losses will be realized in the future and accordingly has not recorded a deferred tax valuation allowance.

## NOTE 6. COMMITMENTS AND CONTINGENCIES

Office Lease

The Company currently leases office space for its primary office under a lease agreement expiring on February 28, 2016. The Company has extended the lease effective March 1, 2016 for an additional four years and four months with an expiration date of June 30, 2020. Rent expense for the year ended December 31, 2015 was $69,482.

Future minimum lease payments at December 31, 2015 are $63,094, $76,978, $78,534, $80,136, and $21,298 for the year ended December 31, 2016, 2017, 2018, 2019, and 2020, respectively.

## NOTE 7. CONCENTRATIONS AND CREDIT RISKS (continued)

Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, and settlement, of various securities transactions through the Company's clearing agreements with JP Morgan and Hilltop. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through JP Morgan and Hilltop, may extend credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company, through JP Morgan and Hilltop, executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. JP Morgan and Hilltop monitor required margin levels daily and, pursuant to such guidelines, will notify the Company in the event of the failure of the customer to deliver cash or securities as needed.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The company also indemnifies their clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

VARIANT TRADING INSTITUTIONAL GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

| | | |
|---|---|---|
| TOTAL STOCKHOLDER'S EQUITY | | $ 426,934 |
| DEDUCTIONS AND/OR CHARGES: | | |
| Non-allowable assets: | | |
| Commission receivable | $ 10,358 | |
| Prepaid expenses and other current assets | 14,669 | |
| Furniture and office equipment, net | 11,926 | |
| Deferred tax asset | 44,116 | |
| Other assets | 17,000 | 98,069 |
| Net capital before haircuts on securities positions | | 328,865 |
| Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]: | | |
| Common stock | | 8 |
| NET CAPITAL | | $ 328,857 |
| AGGREGATE INDEBTEDNESS: | | |
| Items included in statement of financial condition: | | |
| Accounts payable and accrued expenses | | $ 86,914 |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 86,914 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | |
| Minimum net capital required | | $ 100,000 |
| Net capital | | 328,857 |
| EXCESS NET CAPITAL | | $ 228,857 |
| RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 26.43% |
| RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2015): | | |
| Net capital, as reported in Company's Part II (unaudited) Focus Report | | $ 328,857 |
| Increase in non-allowable assets | | - |
| Audit adjustments for deferred income tax | | - |
| NET CAPITAL PER ABOVE | | $ 328,857 |

See Report of Independent Registered Public Accounting Firm

VARIANT TRADING INSTITUTIONAL GROUP, INC.
SCHEDULE II
OF STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2015

The computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II A Filing as of December 31, 2015 were not materially different.

See Report of Independent Registered Public Accounting Firm

VARIANT TRADING INSTITUTIONAL GROUP, INC.
SCHEDULE III
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2015

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of SEC Rule 15c3-3.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm



PATRICK D. HEYN, CPA, P.A.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Variant Trading Institutional Group, Inc.

I have reviewed management's statements, included in the accompanying Variant Trading Institutional Group, Inc. Exemption Report, in which (1) Variant Trading Institutional Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Variant Trading Institutional Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) Variant Trading Institutional Group, Inc. stated that Variant Trading Institutional Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Variant Trading Institutional Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Variant Trading Institutional Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Atlantis, Florida
February 26, 2016


VARIANT TRADING

January 26, 2016

Patrick D. Heyn, CPA, P.A.
1A Atrium Cir
Atlantis, FL 33462

To Whom It May Concern:

VARIANT TRADING INSTITUTIONAL GROUP, INC.'S EXEMPTION REPORT

Variant Trading Institutional Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Variant Trading Institutional Group, Inc., swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: ____________________
Christopher Nalley, *FINOP*



VARIANT TRADING INSTITUTIONAL GROUP
225 NE MIZNER BOULEVARD SUITE 730
BOCA RATON, FLORIDA 33432
1-866-VARIANT



PATRICK D. HEYN, CPA, P.A.

## INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Variant Trading Institutional Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Variant Trading Institutional Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Variant Trading Institutional Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Variant Trading Institutional Group, Inc.'s management is responsible for Variant Trading Institutional Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) There were no adjustments reported in Form SIPC-7;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus Reports and General Ledger) supporting there were no adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. There was no overpayment noted.

I were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Patrick D. [signature]

Atlantis, Florida
February 26, 2016



1A Atrium Circle • Atlantis, Florida 33462 • 561.289.6416 • Fax 561.649.8181 • www.pdheyncpa.com

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Variant Trading Institutional Group, Inc.
Attn: Chris Nalley
225 NE Mizner Blvd STE 730
Boca Raton, Florida 33432-4080

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chris Nalley (561) 862-5531

**WORKING COPY**

2. A. General Assessment (item 2e from page 2) $ 3,045

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,398 )
07/21/2015
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 1,647

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,647

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,647

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Variant Trading Institutional Group, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of January, 20 16.

FINOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $1,317,779 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 99,720 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 99,720 |
| 2d. SIPC Net Operating Revenues | $1,218,059 |
| 2e. General Assessment @ .0025 | $3,045 |

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